                                                                 Exhibit (a)(11)

May 18, 1998



To:               TIG/Countrywide Independent Agents

From:             Richard D. Crabtree

I want to advise you that this morning Nationwide will announce a cash tender offer for all of the outstanding shares of common stock of Allied Group, Inc. of Des Moines, Iowa. We are convinced that there is compelling business logic for the combination of our two companies.

The specifics of the offer are as follows:
- Nationwide's offer, which will commence tomorrow, Tuesday, contemplates a price of $47.00 per common share, or 69 percent above Friday's closing price of $27 3/4 on the New York Stock Exchange.
- Nationwide has also informed Allied that it offers to merge Allied Mutual into Nationwide Mutual Insurance Company.

We are taking these steps because our previous efforts to effect a combination with Allied Group through negotiations have been consistently frustrated by Allied. We believe the combination of Nationwide and Allied will be extraordinarily beneficial to the employees, agents and policyholders of both organizations.

The companies of Allied Group focus largely on property and casualty insurance. They provide insurance protection for cars, homes and other property, as well as for farms and small to medium-sized businesses. Most of their business is generated in 21 central and western states through a network of predominantly independent agents and some (4%) direct response marketing. Allied ranks among the top one hundred multi-line insurance groups in the country, and they are one of the fastest growing. In 1996, they recorded premium income of $767.2 million, which is an increase of 10.8% over 1995.

Nationwide considers Allied an ideal partner because they help us achieve key elements of our year 2002 goals, which include growth, geographic expansion and the use of multiple distribution channels. We have talked with you before about our commitment to multiple distribution channels, and this is further evidence that we are committed to growing our independent agent channel. We see the following benefits:
- Combining the property/casualty operations of TIG/Countrywide, ALLIED and Nationwide will provide the scale needed to compete in the increasingly competitive marketplace.
- By adding Allied's independent agent channel, which is primarily west of the Mississippi, we will quickly and dramatically increase our geographic market coverage.

- This acquisition allows us to increase our expertise in the independent agent distribution channel and compliment the initiative we began with the purchase of TIG Countrywide, adding strong brands and competitive products.
- Allied's success in small commercial will bolster our ability to service that market.
- Finally, the commitment to service and the excellent operating record that Allied has achieved over time will increase the financial stability for each company's policyholders, employees, and agents.

There have been some controversial legal and regulatory issues concerning Allied's governance. Nationwide is not party to those issues and we do not feel they should prevent us from acquiring a company that is so strategically matched with our business goals.

This offer will be subject to a number of conditions, including regulatory and shareholder approvals. This process could take some time. We have attached some questions and answers to help you answer policyholder questions that you may get about this offer. We will continue to keep you informed through memos and your management team.

We believe that, when completed, this merger will benefit independent agents, our exclusive agents, employees and policyholders by creating opportunities and strengths to even further develop our independent agency channel.